Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange

Warrants to Acquire Class A Common Stock of

MAGNOLIA OIL & GAS CORPORATION

for

Class A Common Stock of Magnolia Oil & Gas Corporation

and Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN DAYLIGHT TIME, ON JULY 5, 2019, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. WARRANTS OF THE COMPANY TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

June 7, 2019

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated June 7, 2019 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer of Magnolia Oil & Gas Corporation (the “Company”), a Delaware corporation, to each holder of its warrants to exchange one warrant for 0.29 shares of the Company’s Class A common stock, par value of  $0.0001 per share, (the “Class A Common Stock”) (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Daylight Time, on July 5, 2019, or such later time and date to which the Company may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to:

•

All holders of our publicly traded warrants to purchase our Class A Common Stock that were originally sold as part of the units issued in our initial public offering, which closed on May 10, 2017 (the “IPO”), referred to as the “Public Warrants.” The Public Warrants entitle such warrant holders to purchase one share of Class A Common Stock for a purchase price of $11.50, subject to certain adjustments. As of June 6, 2019, there were 21,666,650 Public Warrants outstanding. Pursuant to the Offer, we are offering up to an aggregate of 6,283,328 shares of Class A Common Stock in exchange for the Public Warrants.

•

All holders of our warrants to purchase our Class A Common Stock that were issued in a private placement based on an exemption from registration under the Securities Act of 1933, as amended, in connection with the IPO, referred to as the “Private Placement Warrants.” The Public Warrants and the Private Placement Warrants are referred to, collectively, as the “Warrants.” The Private Placement Warrants entitle such warrant holders to purchase one share of our Class A Common Stock for a purchase price of $11.50, subject to certain adjustments. The Private Placement Warrants were originally issued to TPG Pace Energy Sponsor, LLC (“TPG Sponsor”) and were subsequently transferred to permitted transferees of TPG Sponsor, including certain of our directors and executive officers. The terms of the Private Placement Warrants are identical to the Public Warrants, except that such Private Placement Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by permitted transferees of

TPG Sponsor. As of June 6, 2019, there were 10,000,000 Private Placement Warrants outstanding. Pursuant to the Offer, we are offering up to an aggregate of 2,900,000 shares of our Class A Common Stock in exchange for the Private Placement Warrants.

Our Class A Common Stock and Warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “MGY” and “MGY.WS,” respectively. The Warrants are governed by the Warrant Agreement, dated as of May 4, 2017, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive 0.29 shares of Class A Common Stock for each Warrant tendered by such holder and exchanged. Any Warrant holder that participates in the Offer may tender some or all of its Warrants for exchange.

No fractional shares of Class A Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share of Class A Common Stock multiplied by the last sale price of our Class A Common Stock on the NYSE on the last trading day of the Offer Period.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.261 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). We are conditioning the adoption of the Warrant Amendment to the receipt of the consent of holders of 50% of the outstanding Public Warrants and 50% of the outstanding Private Warrants. Holders may not consent to the Warrant Amendment without tendering their Warrants in the Offer and holders may not tender their Warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the Warrants, and therefore by tendering Warrants for exchange, holders will deliver their consent. Holders may revoke their consent at any time prior to the Expiration Date by withdrawing the Warrants they have tendered.

Each of (i) Stephen I. Chazen, our Chairman, President and Executive Officer, (ii) Christopher G. Stavros, our Executive Vice President and Chief Financial Officer, (iii) Miller Creek Investments, LLC, an entity owned and controlled by Michael G. MacDougall, a member of our board of directors, (iv) TPG Pace Governance, LLC and (iv) TPG Pace Energy Sponsor, LLC has agreed to tender his or its Warrants in the Offer and provide the corresponding consent to the Warrant Amendment in the Consent Solicitation pursuant to a Tender and Support Agreement. The Tender and Support Agreement covers approximately 89.9% of the outstanding Private Placement Warrants and approximately 0.7% of the outstanding Public Warrants. See the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities.”

If 50% of the holders of the outstanding Warrants do not provide consent to the Warrant Amendment, Warrants not exchanged for shares of Class A Common Stock pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such Warrants prior to their expiration. The Company reserves the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.

The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and tendering Warrants for exchange and for the information of your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Warrants and provide consent;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.

A form of letter which may be sent by you to your clients for whose accounts you hold Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Continental Stock Transfer & Trust Company.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Daylight Time, on July 5, 2019, or such later time and date to which the Company may extend.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses”) for soliciting tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage, please call: (203) 658-9400

Email: MGY.info@morrowsodali.com

Very truly yours,

Magnolia Oil & Gas Corporation

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.